Filed Pursuant to Rule 433

Registration Statement No. 333-199784

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ.)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)

Principal Amount:	US$1,000,000,000

Maturity:	August 30, 2022

Issue Price:	99.820% of principal amount plus accrued interest, if any, from August 30, 2017.

Benchmark:	UST 1.875% due July 31, 2022

Coupon:	2.000%

Coupon Payment Dates:	Every February 28 (or February 29 in 2020) and August 31 (or August 30 in 2022), commencing February 28, 2018.

Re-Offer Yield:	2.038%

Net Proceeds to Issuer:	US$996,950,000

Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date

Redemption Price:	100.000% of notional amount

Business Days:	New York and London

Day Count Fraction:	30E/360

Payment Days:	Payments will be made on Business Days. If a due date for payment is not a Business Day, payment will be made on the following Business Day, with no adjustment to the amount due.

Legal Format:	SEC Registered US Medium Term Note Program

Governing Law:	New York

Consent to Bail-in Power:

By investing in this offering, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the Swedish resolution authority and the Debt Office. All payments are subject to the exercise of any Bail-in Power by the relevant Swedish resolution authority.

Under the Swedish Resolution Act 2016, the Swedish resolution authority, the Debt Office, may exercise a Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as SEK) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the Resolution Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the Swedish financial system, public confidence in the banking system and the protection of depositors (also regulated by the Swedish Financial Supervisory Authority (SFSA)) and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the Debt Office would assess these conditions in deciding whether to exercise any Bail-in Power.

The Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise its authority to implement the Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the relevant resolution authority. The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

This is only a summary. For more information, please see SEK’s prospectus addendum, dated January 28, 2016, filed with the SEC, including the full definition of “Bail-in Power.”

Pricing Date:	August 22, 2017

Settlement Date:	August 30, 2017 (T+6)

CUSIP:	00254EMP4

ISIN:	US00254EMP42

Joint Lead Managers:	Crédit Agricole Corporate and Investment Bank J.P. Morgan Securities plc Nomura International plc Scotiabank Europe plc

Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof

Settlement:	DTC, Euroclear and Clearstream

Listing:

Application will be made to the Irish Stock Exchange for the notes to be admitted to the Official List and trading on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  The issuer of the notes is not a reporting issuer in any province or territory of Canada, there currently is no public market in Canada for such notes and one may never develop. Any resales of the Notes must therefore be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.  These resale restrictions may under certain circumstances apply to resales of the notes outside of Canada.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents, to the extent applicable, may not be required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering. In addition to the foregoing, by purchasing the notes, investors in Canada will also be deemed to have acknowledged and consented to certain prescribed disclosure regarding the investors and their purchase of the notes which may be required to be provided to the applicable Canadian securities regulators.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus, prospectus supplement and prospectus addendum) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Crédit Agricole Corporate and Investment Bank at +33 1 41 89 6787, J.P. Morgan Securities plc at +1-866-430-0686, Nomura International plc at +44(0) 20 7103 5652 or Scotiabank Europe plc at +1-800-372-3930.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.